UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2014

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax +44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

19 August 2014

To:	Australian Securities Exchange

New York Stock Exchange

RESULTS PRESENTATION YEAR ENDED 30 JUNE 2014

Attached are the presentation slides for a presentation that will be given by the Chief Executive Officer and Chief Financial Officer shortly.

The Webcast for this presentation can be accessed at:

http://www.media-server.com/m/p/fz6a4nkm

Nicole Duncan
Company Secretary

Jimblebar
Preliminary results
2014 financial year
Andrew Mackenzie Chief Executive Officer
Graham Kerr Chief Financial Officer
19 August 2014
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP
Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company (if the demerger is implemented) in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Preliminary results, 19 August 2014 Slide 2

New South Wales Energy Coal
Preliminary results
2014 financial year
Andrew Mackenzie Chief Executive Officer
19 August 2014
bhpbilliton
resourcing the future

Delivering on our commitments
bhpbilliton
resourcing the future
Exceeded production guidance for a number of our core commodities
Another US$2.9 billion of productivity-led gains embedded with more to come
Capital and exploration expenditure declined by 32% to US$15.2 billion
By maintaining financial discipline we delivered an US$8.1 billion increase in free cash flow
Our balance sheet continues to strengthen with net debt of US$25.8 billion
We will remain internally focused and return excess cash in a consistent manner
The simplification of our portfolio is expected to unlock additional shareholder value
Preliminary results, 19 August 2014 Slide 4

Keeping our people and operations safe
bhpbilliton
resourcing the future
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10
8
down 51%
6
4
2
0
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
Preliminary results, 19 August 2014 Slide 5

Strong financial results
bhpbilliton
resourcing the future
Underlying EBITDA of US$32.4 billion, up 7%
Underlying attributable profit of US$13.4 billion, up 10%
Net operating cash flow of US$25.4 billion, up 26%
Capital and exploration expenditure1 of US$15.2 billion, down 32%
Free cash flow increased by US$8.1 billion
Underlying return on capital of 15%
Full-year dividend up 4% to 121 US cents per share
Net debt down to US$25.8 billion
1. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
Note: Variance relates to the relative performance of BHP Billiton during FY14 compared with FY13.
Preliminary results, 19 August 2014 Slide 6

Exceeded guidance for our core commodities
bhpbilliton
resourcing the future
Group production1 increased by 9% in FY14
– record Western Australia Iron Ore (WAIO) production of 225 Mt2 significantly exceeded full-year guidance
– record Queensland Coal production of 37.6 Mt exceeded full-year guidance
– petroleum liquids production increased by 18% to 106 MMboe underpinned by substantial growth at Onshore US and Atlantis
– copper production increased by 2% despite the impact of grade decline
– lower natural gas production reflects our commitment to prioritise value over volume
Production records achieved at 12 operations
(production volumes, % change, FY14 versus FY13)
Iron ore
Metallurgical coal
Petroleum liquids
Manganese alloy
Alumina
Copper
Energy coal
Aluminium
Manganese ore
Natural gas
Nickel
(10) 0 10 20
1. Copper equivalent production based on FY13 average realised product prices.
2. 100% basis.
Preliminary results, 19 August 2014 Slide 7

Positioned for another year of record production
bhpbilliton
resourcing the future
The ramp-up of major growth projects and our productivity agenda will deliver another year of record performance in FY15
– iron ore production of 225 Mt, up 11%
– copper production of 1.8 Mt, up 5%1
– petroleum production of 255 MMboe2, up 5%1
– metallurgical coal production of 47 Mt, up 4%
We remain on track to deliver production3 growth of 16% over the two years to the end of FY15
Production3 growth of 16%
(FY13 to FY15, %) 20
15
10
5
0
Iron Ore
Petroleum
Coal
Copper
Aluminium,
Manganese &
Nickel Total
1. Excludes operations which were sold during the year (Liverpool Bay and Pinto Valley).
2. Includes a forecast 16 MMboe increase in total liquids production.
3. Copper equivalent production based on FY13 average realised product prices.
Preliminary results, 19 August 2014 Slide 8

Seeking a continual improvement in performance
bhpbilliton
resourcing the future
Unique systems, processes and our organisational design allow us to deploy best practice across the Group
We are generating and analysing common data across our global portfolio – real-time benchmarking
– definition of the ‘perfect day’
Our systematic approach enables us to identify the bottlenecks and increase the capacity of each operation
This is a continual process that seeks to raise the average level of performance, reduce variability and increase investment returns
Utilising the power of ‘big data’
(truck utilisation1, %)
FY13 FY14 Aspirational
10% increase in average utilisation
35% decrease in variability2
1. Data approximated to fit normal distribution. Overall mean represents the underlying performance of approximately 800 trucks across the BHP Billiton portfolio.
2. Variability arrows represent the standard deviation for FY13 and FY14 respectively.
Preliminary results, 19 August 2014 Slide 9

Targeting low-cost growth at WAIO to 290 Mtpa
bhpbilliton
resourcing the future
We have more than doubled annual iron ore production in the Pilbara over the last decade through a series of major investments
We now have the opportunity to unlock significant low-cost capacity and plan to grow WAIO production to 290 Mtpa1
The additional 65 Mtpa1 of capacity is expected to be one of the lowest cost expansion opportunities in the industry with a capital intensity below US$50 per annual tonne
The associated increase in productivity and economies of scale are expected to underpin a significant improvement in unit costs
Maximising return on invested capital
(WAIO production1, Mtpa) 300
Target capacity – 290 Mtpa
250
FY15 guidance – 245 Mt 200 150
100
FY12 FY13 FY14 Debottlenecking the supply chain
1. 100% basis. Relates to exports from the Port Hedland inner harbour.
Preliminary results, 19 August 2014 Slide 10

Shenzi
Preliminary results
2014 financial year
Graham Kerr Chief Financial Officer
19 August 2014
bhpbilliton
resourcing the future

Other items affecting underlying profitability
bhpbilliton
resourcing the future
Other items
(US$ million) Underlying EBIT Tax
600
FY14
H1 FY14
300
170
0
(300) (300) (156) (143) (51) (26)
(600)
(797) (900)
Impairments Mine site Closure costs2 Redundancies3 Other 4 Balance sheet Remeasurement rehabilitation1 monetary items5 of deferred tax asset6
1. Represents a US$300 million charge related to the revision of mine site rehabilitation provisions for the Group’s North American closed mines.
2. Includes costs associated with the closure of the Perseverance underground mine (US$21 million) and the cessation of smelting activities at Bayside (US$135 million).
3. Includes redundancies from restructuring programs in Iron Ore (US$63 million), Coal (US$40 million) and Aluminium, Manganese & Nickel (US$40 million).
4. Includes UK pension plan charges (US$112 million), the profit on sale of Liverpool Bay (US$120 million), the profit on sale of the Energy Coal South Africa Optimum Coal Purchase agreement (US$84 million) and an adjustment to the Browse divestment proceeds (US$143 million charge).
5. Period end foreign exchange related restatement of monetary items in the balance sheet; reduced Underlying EBIT by US$352 million in FY14 relative to FY13.
6. Remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax.
Preliminary results, 19 August 2014 Slide 12

Successfully managing the factors we control
bhpbilliton
resourcing the future
Underlying EBIT variance
(US$ billion)
30.0
20.0
10.0
0.0
22.9
(3.4)
1.8
(0.8)
20.5
1.9
1.0
1.9
(0.1)
(0.0)
(2.1)
(0.2)
22.9
FY13 Price Exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs1 Price-linked costs Fuel & energy Non-cash Other2 FY14
1. Controllable cash costs comprises operating cash costs and exploration and business development expense.
2. Other includes ceased and sold operations, asset sales and other items.
Preliminary results, 19 August 2014 Slide 13

Petroleum & Potash: growing liquids production
bhpbilliton
resourcing the future
The average realised price of natural gas across our portfolio increased by 16%
Significant growth at Onshore US and Atlantis contributed to an 18% increase in high-margin liquids production
The rise in non-cash charges reflects the ramp-up of Onshore US liquids production, impairments1 (-US$252 million) and mine site rehabilitation provisions (-US$300 million), while Other items include an adjustment to the Browse divestment proceeds (-US$143 million)
Underlying EBIT variance
(US$ billion)
8.0
6.0
4.0
2.0
0.0
5.6
0.2
(0.1)
(0.0)
5.7
1.0
(0.2)
(0.1)
(1.0)
(0.1)
5.3
FY13 Price Exchange Inflation Sub-total Growth volumes Controllable cash costs Price-linked costs Non-cash1 Other FY14
1. Includes impairment charges for minor Gulf of Mexico assets (Petroleum) and the Port of Vancouver (Potash).
Preliminary results, 19 August 2014 Slide 14

Copper: lowering unit costs despite grade decline
bhpbilliton
resourcing the future
Weaker base metal prices, including a 5% decline in the average realised price of copper, significantly impacted profitability
Insourcing initiatives and the optimisation of contractor activities contributed to a 6% reduction in unit cash costs at our operated copper assets
Underlying EBIT variance
(US$ billion)
8.0
5.6
6.0 0.0
0.4 0.4 0.1 5.1
4.9
(0.2) (0.0) (0.0) (0.3)
4.0 (0.9)
2.0
0.0
FY13 Price Exchange Inflation Sub-total Productivity volumes Controllable cash costs Price-linked costs Fuel & energy Non-cash Other FY14
Preliminary results, 19 August 2014 Slide 15

Iron Ore: delivering capital efficient growth
bhpbilliton
resourcing the future
Our average realised price of iron ore declined by 6% to US$103 per wet metric tonne (FOB) in FY14
WAIO achieved a fourteenth consecutive annual production record and exported 223 Mt1 of high-quality product
A 12% reduction in WAIO unit cash costs to US$25.89 per tonne2 was achieved in H2 FY14
The ramp-up of major projects led to an increase in the depreciation and amortisation expense
Underlying EBIT variance
(US$ billion)
16.0
0.9 0.1 0.2 12.1
11.1 0.9
12.0 0.4 10.5
(0.1) (0.0) (0.4)
8.0 (0.8) (0.2)
4.0
0.0
FY13 Price Exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs Price-linked costs
Fuel & energy Non-cash Other FY14
1. 100% basis.
2. Excludes freight and royalties; wet metric tonne basis.
Preliminary results, 19 August 2014 Slide 16

Coal: moving sharply down the cost curve
bhpbilliton resourcing the future
A 24% reduction in unit cash costs at Queensland Coal largely offset the impact of lower prices, which included a 20% decline for our hard coking coal products
Non-cash charges include an impairment at Energy Coal South Africa (-US$292 million) while Other items include the profit on sale of the Optimum Coal Purchase agreement (+US$84 million)
Underlying EBIT variance
(US$ billion)
1.2
1.2 0.1
0.6 (0.0)
0.6 0.1 0.4
(0.5)
0.0
0.5 0.1
0.0
(0.6)
(0.2) (0.6)
(1.5)
(1.2)
FY13 Price Exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs Price-linked costs
Fuel & energy Non-cash Other FY14
Preliminary results, 19 August 2014 Slide 17

Aluminium, Manganese & Nickel: leading the way on productivity bhpbilliton resourcing the future
Nickel and aluminium prices rallied towards the end of FY14 but remained lower on average for the period
We continued to debottleneck our operations while reducing headcount and consumable costs
Within Other items, the closure of the Perseverance underground mine reduced Underlying EBIT by US$174 million1 while the cessation of smelting activities at Bayside reduced Underlying EBIT by a further US$167 million1
Underlying EBIT variance
(US$ billion)
0.9
0.2
0.6 0.3
(0.0) (0.0) 0.3
0.3 0.5
0.2 0.1 (0.4)
0.1
0.0
(0.2)
(0.3) (0.4)
FY13 Price Exchange Inflation Sub-total Productivity volumes Controllable cash costs Price-linked costs Fuel & energy Non-cash Other FY14
1. Includes additional charges associated with the closure of the Perseverance underground mine and Bayside smelter of US$21 million and US$135 million, respectively.
Preliminary results, 19 August 2014 Slide 18

Another US$2.9 billion of productivity-led gains
bhpbilliton resourcing the future
Productivity-led volume and cost efficiencies
(US$ billion)
4.0
Target We exceeded our target by US$1.1 billion
0.7 2.9
3.0
0.4
2.0
0.4 1.8
0.8
1.0
0.6
0.0
Productivity volumes Operating cash costs Exploration & business development FY14 target Productivity volumes Operating cash costs FY14 efficiencies embedded
Preliminary results, 19 August 2014 Slide 19

Selective investment and strong growth in free cash flow
bhpbilliton resourcing the future
We successfully completed six major capital projects in FY14 – expansion of Jimblebar mining and processing capacity to 35 Mtpa delivered six months ahead of schedule
– 5.5 Mtpa Caval Ridge hard coking coal project delivered three months ahead of schedule and under budget
Capital and exploration expenditure1 declined by 32% to US$15.2 billion
– US$900 million below prior guidance
Free cash flow increased by US$8.1 billion in FY14 despite weaker commodity prices
– US$1.2 billion reduction in working capital2 in H2 FY14
Increasing competition for capital
(capital and exploration expenditure1, US$ billion)
25
32% reduction
20 15 10 5
0
FY12 FY13 FY14
1. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
2. Trade and other receivables, inventories and trade and other payables.
Preliminary results, 19 August 2014 Slide 20

Our balance sheet is strong and getting stronger
bhpbilliton resourcing the future
We achieved a US$1.7 billion reduction in net debt in FY14 to US$25.8 billion
– finance leases totaling US$757 million were brought to account in H2 FY14
We continued to optimise our debt facilities
– issued bonds totalling US$5 billion across multiple markets and extended our maturity profile
– redeemed US$1.4 billion of high-yield Petrohawk bonds and another US$1.8 billion post year end
Increased our full-year progressive base dividend by 4% to 121 US cents per share
We will return excess cash to shareholders in a consistent and predictable manner
Our solid A balance sheet
(net debt, US$ billion)
29 28 27 26 25 24
H1 FY13 H2 FY13 H1 FY14 H2 FY14
A well-balanced debt maturity profile1
(US$ billion2)
8 6 4 2 0
FY15 FY17 FY19 FY21 FY23 FY25 FY27 Post FY28
% of portfolio
US$ Bonds Euro Bonds Sterling Bonds A$ Bonds C$ Bonds Subsidiaries3
57% 23% 9% 3% 2% 6%
Capital Markets 94% Asset Financing 6%
1. Based on debt balances as at 30 June 2014.
2. All debt balances are represented in notional US$ values and based on financial years.
3. Subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.
Preliminary results, 19 August 2014 Slide 21

bhpbilliton
resourcing the future

Appendix
bhpbilliton
resourcing the future

Key net profit sensitivities
bhpbilliton resourcing the future
Approximate impact1 on FY15 net profit after tax of changes of US$ million
US$1/t on iron ore price 135
US$1/bbl on oil price 50
US¢1/lb on copper price 30
US$1/t on metallurgical coal price 30
US¢10/MMbtu on US gas price 25
US¢1/lb on aluminium price 25
US$1/t on energy coal price 20
US¢1/lb on nickel price 2
AUD (US¢1/A$) operations2 100
RAND (0.2 Rand/US$) operations2 25
1. Assumes total volume exposed to price; determined on the basis of BHP Billiton’s existing portfolio.
2. Impact based on average exchange rate for the period.
Preliminary results, 19 August 2014 Slide 24

bhpbilliton resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 19, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary